FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 30, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for December 30, 2008 and incorporated by reference herein is the Registrant’s immediate report dated December 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: December 30, 2008

BluePhoenix Solutions to Present at 11th Annual Needham Growth
Stock Conference

Group Presentation set for 4:00 PM ET on January 8, 2008

HERZLIYA, Israel, December 26, 2008 – BluePhoenix Solutions (Nasdaq: BPHX), the leader in value-driven legacy modernization, today announced that Arik Kilman, Chief Executive Officer and Yaron Tchwella, President of Blue Phoenix Solutions, LTD, will present at the 11th Annual Needham Growth Stock Conference and will also be available to meet with investors that day. The conference will take place at the New York Palace Hotel, New York City.

Mr. Tchwella and Mr. Kilman will provide an update to attendees on the company’s business opportunity, strategic growth plans, and the company’s financial performance through the third quarter. Interested attendees may schedule one-on-one meetings directly with their representative at Needham or through Investor Relations at Blue Phoenix, below. The group presentation will also be available by webcast at Blue Phoenix’s website or directly at http://www.wsw.com/webcast/needham27/bphx/

About BluePhoenix Solutions

BluePhoenix Solutions (Nasdaq: BPHX – News) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Forward Looking Statement

Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the ability to reach a definitive agreement with respect to the sale of our interest in Mainsoft, the ability to complete the sale of our interest in Mainsoft if a definitive agreement is reached (including obtaining the approval of the requisite vote of Mainsoft’s other shareholders, market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at http://www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Relations Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+972 99526100	(212) 946-2849
vsagiv@bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com